Your Executive Search Partner:
Committed to Performance, Quality & Results™

November 25, 2013
Via Email
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:     Mr. Isaac Esquivel, Staff Accountant
Ms. Kristi Marrone, Staff Accountant

Re:     CTPartners Executive Search Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 1-3493
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 7, 2013
Filed No. 1-34493
Dear Mr. Esquivel and Ms. Marrone:
This letter responds to your letter dated November 12, 2013, in which you set forth comments of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff (the “Staff”) with respect to CTPartners Executive Search Inc Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”), and Form 10-Q for the fiscal quarter ended September 30, 2013 (“Form10-Q”).
For reference purposes, the text of the Staff’s corresponding comments is set forth below in bold and followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2012
Adjusted Performance Measure, Excluding Certain Non-Recurring Charges, page 15

1.
We note your disclosure and reconciliation of your non-GAAP measure, Adjusted Results of Operations. Please expand your disclosure to provide the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reason they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure. In addition, please revise your presentation of Adjusted Results of Operations to reconcile it to its most comparable GAAP measure. In that regard, please note that it is not appropriate to present a full non-GAAP income statement. Refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response
In future filings, we will expand the disclosure related to reasons we believe the non-GAAP measure provides useful information to investors. Specifically, we propose disclosure presented below:
“We utilize Adjusted Net Income/(Loss) and Adjusted Income/(Loss) per common share, non-GAAP financial measures, as a measures of our results of operations. We calculated Adjusted Net Income/(Loss) as Net Income/(Loss) excluding the following charges which we do not believe are reflective of our operational results:

•	Post-combination compensation expense

•	Reorganization charges

•	Gain or loss on foreign currency related to funding of foreign subsidiaries

•	Fees and expenses incurred by us in connection with the restatement of our 2012 interim financial statements

•	Fees and expenses incurred in connection with acquisitions

•	Tax effect of the above adjustments
We calculate Adjusted earnings/(loss) per common share using the weighted average shares outstanding amounts used in the calculation of diluted earnings per share in accordance with GAAP.
Management evaluates the Company’s performance based on Adjusted Net Income/(Loss), and Adjusted Net Income/(Loss) per share. These measures should not be viewed as substitutes for financial information determined in accordance with GAAP, nor are necessarily comparable to the non-GAAP performance measures that may be presented by other companies. We believe the presentation of these non-GAAP measures provides meaningful supplemental information regarding our performance, excluding certain charges that may not be indicative of our core operating results. We include these non-GAAP measures because we believe they are useful to investors in providing more transparency with respect to operational drivers of the business and the supplemental information used by management in evaluation of our ongoing operations”
We discontinued the presentation of Adjusted Results of Operations in a compressed income statement that resembled a full GAAP income statement beginning in the fiscal quarter ended March 31, 2013. Specifically, we propose the reconciliation presented below, and utilized in the quarterly filings in 2013, is used in future filings:

	(in thousands, except per share amounts)
	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
CALCULATION OF "AS ADJUSTED" PERFORMANCE MEASURE
Net income/(loss)	$502	$(1,200)	$(1,855)	$(2,091)
Adjustments:
Post-combination compensation and reorganization expense	212	2,489	2,516	5,539
Foreign exchange loss/(gain) on funding of foreign subsidiaries	(87)	6	820	(356)
Costs incurred for restatement, acquisition and integration	52	92	1,138	427
Tax effect of the adjustments	(70)	(990)	(1,747)	(2,175)
Adjusted net income	$609	$397	$872	$1,344

Earnings per common share, as adjusted	$0.08	$0.06	$0.11	$0.19

Note 11. Retirement Plans, page 35

2.
Please disclose the significant terms of the statutory retirement plans that cover your non-US employees, included, but not limited to how the minimum funding requirements are calculated and the amounts that you were required to fund for each of the years presented in your financial statements, to the extent material.

Response
Certain local jurisdictions in which we operate require employer funding of the statutory retirement fund in lieu of taxation or social charges. These statutory retirement plans administered and controlled by the local government, and the extent of our involvement is limited to our contribution. The amount of minimum funding requirements is not material to our financial statements for any years presented.
Note 13. Enterprise Geographic Concentrations, page 39

3.	Please tell us why depreciation and amortization related to Latin America was a negative amount for the year ended December 31, 2012.

Response
Subsequent to our filing, we noted that the presented amounts include a misclassification of $258,000 between amortization expense related to Latin America, and other income/ expenses related to the United States. This misclassification resulted in understated amortization expense, specifically, as it relates to Latin America. We assessed the nature and impact of misclassification to determine its materiality and necessity of any additional actions. This misclassification had no impact on total net income or cash flow. Based on the review of relevant facts and circumstances, we do not believe that the misclassification, nor the correction of it, would impact the users of our financial statements. Therefore, we conclude that the misclassification is not material to our financial statements.
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Note 2. Acquisitions

4.
We note that the $5.1 million in goodwill recorded as part of the acquisition of Augmentum Consulting, Ltd. exceeds the net assets acquired. Please explain in detail the factors such as the acquired workforce and expected synergies that contributed to a purchase price that resulted in this amount of goodwill.

Response

The Company operates in the professional services business, providing retained executive search services to its clients, and specializing in recruitment and hiring of “C-level” and other senior executives. The nature of our business is human capital intensive, requiring very little tangible assets. When we expand through acquisitions, acquisition targets are strategically identified to expand our human capital across geographies and industries. Goodwill recorded as part of the acquisition of Augmentum Consulting, Ltd. represents approximately 65% of the fair value of the purchase price. This is in line with the industry averages, where goodwill represents upward of 70% of purchase price in similar type of acquisitions.

It is an industry practice to measure purchase price as a multiple of annual net revenues. Standard ranges are between 0.8 and 1.2 multiple of net revenue. As disclosed in our filing, the purchase price paid by us in acquiring Augmentum, $7.8 million, as a percentage of revenue, is within the standard ranges used in the industry to value a business. A portion of the purchase price is contingent upon the acquiree achieving certain revenue targets, and allows for adjustment of payment. The fair value of contingent consideration was estimated through the use of the Monte Carlo model. Significant assumptions used in the valuation are disclosed in our Forms 10-Q for the quarter ended June 30, 2013 and September 30, 2013. We engaged the services of an independent valuation firm to assist in our valuation in accordance with Accounting Standards Codification 805, Business Combinations The Standard provides that goodwill in a business combination is measured as an excess of consideration transferred over the net identifiable assets acquired and liabilities assumed, valued on the date of acquisition (ASC 805-30-30-1).

The excess of consideration transferred over net identifiable assets, or $5.1 million, was recorded as goodwill. The value of assembled workforce comprises a significant component of goodwill, due to the nature of the Company’s business. The primary growth driver is dependent on employees’ ability to retain executive searches, maintain existing and develop new client relationships. Other components of goodwill include our ability as buyer to leverage the acquired assets to drive future growth, the ability to realize margin improvement under our management through expanding business using existing leverage in our model, and the expectation of new client account growth.

Note 4. Accounts Receivable, page 12

5.
Please expand upon your Accounts Receivable note in future filings to discuss your accounting policy as it relates to accounts receivable and the related allowance, including but not limited to 1) how and when you deem an account to be uncollectible, 2) an accounts receivable aging schedule and 3) whether you establish specific or general reserves, or both, as well as how the reserves are calculated. In this regard, we note that accounts receivable is a significant portion of total assets and has continued to increase period over period. Please provide us with your proposed disclosure.

Response

We respectfully bring your attention to the Form 10-K for the year ended December 31, 2012. Note 1, Basis of Presentation and Significant Accounting Policies, which contains our policy as it relates to the accounts receivable, the related allowance, the process for determining whether an account is uncollectible and establishing a reserve.

Item 4. Controls and Procedures

6.
We note that the material weakness previously identified as of December 31, 2012 has been remediated as of June 30, 2013. Please explain in detail the steps you have taken and procedures you implemented to correct the material weaknesses you identified.

Response

Management remediated the material weakness in internal controls over financial reporting by making personnel and other changes in the accounting and finance department, specifically, hiring personnel with extensive technical accounting and public company experience, including experience in accounting for business combinations and expanding its review processes. The aforementioned personnel are responsible for the review of acquisition contracts, preparation and review of inputs and valuation results, and expanded review process over measurement and recognition within financial statements.

In connection with the foregoing, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing,

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
CTPartners Executive Search Inc.
/s/ William J. Keneally
William J. Keneally
Chief Financial Officer